FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Friday 1st September 2006

Abbey completes the sale of its life businesses to Resolution plc

Abbey National plc ("Abbey") today confirms that it has completed the sale of its life businesses to Resolution plc.

Resolution has acquired Scottish Provident Limited, Scottish Mutual Assurance plc, Scottish Provident International Life Assurance Limited, Scottish Mutual International plc and Abbey National Life plc.

Abbey retains all of its branch-based investment and asset management business, James Hay, its market-leading self-invested personal pension company, and its Wrap business.

António Horta-Osório, Chief Executive of Abbey, said: "This is an excellent transaction for Abbey. It has provided us with a clean exit from ownership of the life businesses and we are now focusing on delivering our ambitious plans to grow significantly our share of the UK investment and pensions market, through both the retail and intermediary channels.”

- Ends -

Contacts

Abbey:

Matthew Young	(Communications Director)	020 7756 4232
Stephanie Thatcher	(Media Relations)	020 7756 4212
Peter Sutton / Bruce Rush	(Investor Relations)	020 7756 4265 / 4275

Lehman Brothers
Stephen Fox		020 7102 1000
Matt Cannon		020 7102 1000

Abbey and the flame logo are registered trademarks.

Abbey and Santander

Abbey is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is the largest bank in the Euro Zone by market capitalisation and one of the largest worldwide. Founded in 1857, Santander has €818,100 million in assets and €976,500 million in managed funds, 67 million customers, 10,300 offices and a presence in 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom (through Abbey) and Portugal, where it is the third largest banking group. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. As of the first half of 2006, Santander recorded €3,216 million in net attributable profits, 26% more than in the same period of the previous year.

Disclaimer:

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 1st September 2006	By /s/ Jason Wright
(Authorised Signatory)